OBAN INDUSTRIES, INC.

2219 20TH Avenue, #B

San Francisco, California

May 24, 2011

VIA EDGAR

Ms. Julie F. Rizzo

Attorney-Advisor

United States Securities Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Oban Industries, Inc.
Form 10-12G/A
Filed May 2, 2011
File No. 000-54203

Dear Ms. Rizzo:

This letter is in response to the comments contained in the Staff’s letter (the “Comment Letter”) to Oban Industries, Inc. (the “Company”), dated May 12, 2011, concerning the Amendment No. 3 to Form 10-12G/A (“Amendment No. 3”) filed by the Company. The Company has filed Amendment No. 4 to the Company’s Registration Statement on Form 10 (“Amendment No. 4”) concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below. For convenience of reference, the number beside each of the following comments corresponds to the paragraph number indicated in the Comment Letter.

The Company’s responses to the Staff’s comments are as follows:

Financial Information, Page 14

Management Discussion and Analysis of Financial Condition and Results of Operations, Page 14

1. We note your response to our prior comment seven and reissue our comment. As it appears you have $5,000 in cash as of January 31, 2011, please advise as to how you will not run out of funds until January 2012 given that you anticipate $8,000 in expenses just to meet your Exchange Act reporting requirements for the next twelve months. In this regard, we also note your disclosure in the second sentence of the first full paragraph of the Liquidity and Capital Resources section.

RESPONSE:

The Company has made revisions to the above-referenced sections and elsewhere throughout the filing to disclose that it estimates the expenses related to filing of Exchange Act reports in the next twelve months period to be Five Thousand Dollars ($5,000).

Directors and Executive Officers, Page 16

Involvement in Certain Legal Proceedings, Page 17

2. While we note your response to our prior comment eight, it appears that some of the language from Item 401(f)(3)(i) of Regulation S-K is still missing from this section. Please revise your disclosure accordingly or advise.

RESPONSE:

The Company has revised this section to provide information required to be disclosed pursuant to Item 401(f)(3)(i) of Regulation S-K.

Signatures, Page 23

3. We note that your signature page is dated April 2011. In your next amendment, please revise to include the date that Mr. Ng signs your registration statement.

RESPONSE:

The Company has included in Amendment No. 4 the date that Mr. Ng signs the Amendment No. 4 to the registration statement.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. I look forward to hearing from you. Direct questions or questions for clarification of matters contained in this letter may be addressed to the undersigned or to David K. Cheng, Esq. of Nixon Peabody LLP at (415) 984-8200 or by fax at (415) 984-8300.

Sincerely,

Oban Industries, Inc.

By:	/s/ Roger Ng
Roger Ng
President

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